Exhibit 99.0

August 15, 2003

Re:	DiVall Income Properties 3, L.P.

Dear Limited Partner:

We are pleased to report that the Colorado Springs property has been sold. We can begin the entity liquidation process. The most significant snag in distributing all partnership assets will be unexpired liability and tax issues. We will, at a minimum, distribute on November 15, 2003 the net proceeds from the Colorado Springs sale of $400,000, which approximates $23.00 per unit.

We would hope to also distribute the remaining partnership assets and dissolve the partnership before year end. Our goal is to eliminate all future SEC and Income Tax reporting beyond the year ending December 31, 2003. To accomplish these goals, we will need to isolate the Indemnification Trust (“Trust”) outside of the partnership with the Trustee (United Missouri Bank) to self insure against future claims (if any). To the extent that we can successfully procure wind-up insurance for future liabilities we can release the assets of the Trust. Upon the dissolution of the partnership, each partner will receive an assigned right to their respective share of the Trust.

Should you have any questions or require any additional information, please feel free to contact our offices toll-free at 800-547-7686 ext 224. Any correspondence should be mailed to: The Provo Group, Inc., 101 W. 11th Street, Suite 1110, Kansas City, MO 64105.

Sincerely,

Bruce A. Provo